EXHIBIT 2.2

                      IN THE UNITED STATES BANKRUPTCY COURT
                    FOR THE MIDDLE DISTRICT OF NORTH CAROLINA
                               GREENSBORO DIVISION



IN RE:                                      )
                                            )
                                            )
PLUMA, INC.                                 )  CASE NUMBER B-11104C-11G
                                            )
                                            )
                           DEBTOR.          )


--------------------------------------------------------------------------------


                          DEBTOR'S DISCLOSURE STATEMENT

                                 OCTOBER 5, 1999



--------------------------------------------------------------------------------

                                            R. Bradford Leggett
                                            C. Edwin Allman, III
                                            M. Joseph Allman
                                            ALLMAN SPRY LEGGETT & CRUMPLER, P.A.
                                            380 Knollwood Street, Suite 700
                                            Post Office Drawer 5129
                                            Winston-Salem, NC 27113-5129
                                            Telephone: (336) 722-2300
                                            Facsimile: (336) 722-8720
                                            Counsel for the Debtor

      ====================================================================

                                TABLE OF CONTENTS

I.  INTRODUCTION..................................................................................................1

II. BUSINESS AND STRUCTURE OF THE DEBTOR AND EVENTS LEADING TO CHAPTER 11.........................................4
                  A.       Structure..............................................................................4
                  B.       History................................................................................4
                  C.       Events Leading to the Chapter 11 Filing................................................6
                  D.       Business Locations and Property.......................................................11

III. OPERATIONS DURING CHAPTER 11................................................................................14
                  A.       Appointment of Committees and Retention of Professionals..............................14
                  B.       Significant Post-Petition Events......................................................14
                           1.       Cash Collateral..............................................................14
                           2.       DIP Financing................................................................15
                           3.       Payment of Non-Domestic Contractors..........................................16
                           4.       Sale of Stardust Division....................................................18
                           5.       July 1999 Profit.............................................................18
                           6.       Exit Financing...............................................................18
                           7.       Discontinuance of Operations ................................................20

IV. SUMMARY OF THE PLAN..........................................................................................20
                  A.       Classification and Treatment of Claims................................................20
                           1.       Class 1 - Administrative Expenses............................................21
                           2.       Class 2 - Wage and Benefit Claims............................................21
                           3.       Class 3 - Tax Claims  .......................................................21
                           4.       Class 4 - Secured Claim of Gaston Dye
                                            and Finishing Company................................................21
                           5.       Class 5 - Secured Claim of the Bank Group....................................22
                           6.       Class 6 - General Unsecured Claims...........................................22
                           7.       Class 7 - Bank Group Deficiency Claim........................................22
                           8.       Class 8 - Shareholders.......................................................23

V. IMPLEMENTATION OF THE PLAN....................................................................................23
                  A.       Generally.............................................................................23
                  B.       Asset Sales ..........................................................................24
                           1.       Sales of Personal Property ..................................................24
                           2.       Sales of Real Property ......................................................25
                  C.       Causes of Action .....................................................................25

                                       i


                           1.       Preference Claims ...........................................................25
                  D.       Recovery Actions .....................................................................27
                  E.       Funding ..............................................................................28
                           1.       Liquidation Budget ..........................................................28
                           2.       Committee Expense Fund ......................................................28
                           3.       Creditors' Fund .............................................................29
                  F.       Distributions ........................................................................30
                           1.       Administrative Expenses .....................................................30
                           2.       Post-Confirmation Costs and Expenses ........................................30
                           3.       Secured Tax Claims ..........................................................31
                           4.       Priority Unsecured Claims ...................................................31
                           5.       Bank Group Secured Claim ....................................................31
                           6.       Unsecured Creditor Claims ...................................................31
                           7.       Shareholder Interests .......................................................32
                  G.       Assumption and Rejection of Executory Contracts
                                    And Unexpired Leases ........................................................32
                  H.       Discharge of Debtor and Bank Group Release ...........................................32
                  I.       Retention of Jurisdiction ............................................................33
                  J.       Cancellation of Corporate Charter ....................................................33

VI. CONFIRMATION AND CONSUMMATION PROCEDURE......................................................................33

VII. LIQUIDATION ANALYSIS........................................................................................36
                  A.       Realization of Value..................................................................36
                           1.       Chapter 11 ..................................................................36
                           2.       Chapter 7 Liquidation .......................................................39
                  B.       Benefit to Creditors..................................................................40
                           1.       Chapter 11 ..................................................................40
                           2.       Chapter 7 ...................................................................41
                  C.       Benefit to Employees..................................................................41
                           1.       Chapter 11 ..................................................................41
                           2.       Chapter 7 ...................................................................42
                  D.       Efficiency in the Administration of the Case..........................................43

VIII. PROJECTED CASH DISBURSEMENTS
         FROM THE LIQUIDATION BUDGET ............................................................................44

IX. ATTACHMENTS OF SPECIFIC INFORMATION .........................................................................45

X. CONCLUSION....................................................................................................46

              DISCLOSURE STATEMENT TO DEBTOR'S PLAN OF LIQUIDATION
              ----------------------------------------------------


           PLUMA, INC., Debtor in the above-entitled Chapter 11 case (hereinafter sometimes referred to as the "Company" or "Pluma" or the "Debtor"), submits the following Disclosure Statement pursuant to Section 1125 of the Bankruptcy Code(1) to Creditors and shareholders of the Debtor in connection with the solicitation of acceptances or rejections of its Plan of Liquidation dated September 24, 1999 (the "Plan"), a copy of which is attached hereto as Exhibit G. Unless otherwise defined herein, all capitalized terms contained herein shall have the meanings ascribed to them in the Plan.

                                       I.

                                  INTRODUCTION
                                  ------------


         Section 1125 requires that there be submitted to holders of claims against the Debtor a copy of the Plan, or a summary thereof, and a written Disclosure Statement containing sufficient information about the Company to enable Creditors and shareholders to make an informed decision concerning acceptance of the Plan. As will be described in greater detail hereafter, Pluma's Chapter 11 filing was the result of market factors, circumstances, and financial difficulties which began in 1997 and from which the Company was not able to recover. The Plan has been formulated to provide a basis for the orderly liquidation of the Company's assets and thus enable the Company to maximize the value of the Estate. It is


-----------------
(1) References to "Section _______" herein shall refer to a Section of the Bankruptcy Code 11 U.S.C ss101, et seq.

the Company's belief that the Plan provides value to Creditors in excess of what they would recover under a Chapter 7 liquidation. It contemplates an orderly liquidation of the Company's assets which are secured by liens in favor of the Company's secured creditor, the Bank Group. It also provides, however, a Carve Out pursuant to which $750,000.00 of the Net Proceeds from asset sales which would otherwise go to the Bank Group will instead be paid the Creditors' Fund primarily for the benefit of Unsecured Creditors. Additionally the Bank Group will not participate in the distribution of any Net Proceeds realized from Preference Claims.


         EXCEPT AS OTHERWISE SPECIFICALLY INDICATED HEREIN, THE INFORMATION IN THIS DISCLOSURE STATEMENT REGARDING THE COMPANY AND THE COMPANY'S BUSINESS OPERATIONS IS DERIVED ENTIRELY FROM REPORTS AND DOCUMENTS PREPARED BY OR FOR THE COMPANY. UNLESS OTHERWISE STATED HEREIN, THE INFORMATION AND ANALYSIS SET OUT IN THIS DISCLOSURE STATEMENT IS CURRENT AS OF SEPTEMBER 20, 1999.

         THE FINANCIAL INFORMATION CONTAINED HEREIN RELATIVE TO THE COMPANY'S FISCAL YEAR ENDING DECEMBER 31, 1998 HAS BEEN SUBJECT TO A CERTIFIED AUDIT. HOWEVER, FINANCIAL INFORMATION ATTRIBUTABLE TO SUBSEQUENT PERIODS HAS NOT. WHILE GREAT EFFORT HAS BEEN MADE TO ASSURE THAT THE FINANCIAL INFORMATION CONTAINED HEREIN IS ACCURATE, THE COMPANY IS

UNABLE TO REPRESENT OR WARRANT THAT THE INFORMATION CONTAINED HEREIN IS WITHOUT ANY INACCURACY.

         NO REPRESENTATIONS MADE CONCERNING THE COMPANY, ITS BUSINESS OPERATIONS, THE VALUE OF ITS PROPERTY, OR THE VALUE OF ANY BENEFITS CONFERRED TO CREDITORS OR OTHER PARTIES IN INTEREST IN CONNECTION WITH THE PLAN ARE AUTHORIZED OR MADE OTHER THAN AS SET FORTH IN THIS DISCLOSURE STATEMENT. ANY REPRESENTATIONS OR INDUCEMENTS MADE TO SECURE YOUR ACCEPTANCE WHICH ARE CONTRARY TO THE INFORMATION CONTAINED IN A DISCLOSURE STATEMENT APPROVED BY THE BANKRUPTCY COURT SHOULD NOT BE RELIED UPON BY YOU IN REACHING YOUR DECISION CONCERNING VOTING ON THE PLAN.

         It is the opinion of the Company that the treatment of Creditors under the Plan contemplates a recovery preferable to that which would be achieved under a Chapter 7 liquidation of the Company's assets, the only other alternative available to the Debtor. In a Chapter 7 liquidation the Company believes that Unsecured Creditors would receive nothing, whereas by virtue of the Carve Out and the manner of distribution of proceeds of Recovery Actions under the Plan, Unsecured Creditors should receive a dividend distribution on their Allowed Claims. Further, as an orderly liquidation is contemplated under the Plan, the possibility is preserved that portions of the assets may be sold in such manner as to preserve jobs and business relationships. Accordingly, the Company believes strongly that confirmation of the Plan is in the best interests of Creditors and other parties in interest and recommends acceptance of the Plan.

                                       II.

                    BUSINESS AND STRUCTURE OF THE DEBTOR AND
                    ----------------------------------------
                          EVENTS LEADING TO CHAPTER 11
                          ----------------------------

         A.       STRUCTURE.
                  ----------
                  Pluma, Inc. is a publicly traded corporation and its common stock was, until May, 1999, traded on the New York Stock Exchange under the symbol PLU. As of March 29, 1999, there were approximately 233 shareholders of record and 8,109,152 shares of common stock outstanding.

         B.       HISTORY.
                  --------
                  Pluma was incorporated on December 1, 1986 by a group of individuals who at the time had over one hundred (100) years of collective industry experience. The founders envisioned that the Company could produce high quality activewear cost effectively and sell to a more diverse customer base than was common in the industry. The Company fashioned itself an industry leader in the development of new products and styles while at the same time also establishing higher quality standards. The Company was one of the first to introduce heavy weight fuller cut fleece products at attractive price points and fleece wear with higher cotton content. These products were well received by customers and the Company rapidly increased sales and profitability as it expanded its business across broad market segments. In 1990 the Company began to produce heavy weight cotton jersey products suitable for outerwear thus diversifying its product mix and more efficiently utilizing its manufacturing base. By 1997 the Company had continued to be a leading innovator of products introducing pique fleece, 100% cotton fleece and cotton/Spandex(TM) five way stretch fleece.

                  In 1997 the Company completed the initial public offering of its stock. Proceeds raised by the public offering of approximately $27.0 million were used by the Company to reduce the Company's outstanding indebtedness to First Union National Bank, then the Company's lender.

                  To take advantage of lower production costs, during 1997 Pluma began utilizing the services of joint ventures and contractors in Mexico to sew certain of its goods. Additionally, in 1998 the Company utilized the services of a company in Honduras to complete the manufacturing process necessary to complete certain of the Company's jersey products.

                  As part of a strategy of distributing its products to a diverse customer base, in December of 1997 Pluma initiated the creation of a national distribution network by acquiring for cash substantially all the assets and properties of two nationally recognized wholesale distributorships, Stardust Corporation ("Stardust") and Frank L. Robinson Company ("FLR"), both of which had been major customers of the Company. Stardust is located in Verona, Wisconsin and has operated since 1988. It served approximately 6,000 customers throughout the midwestern United States. FLR was located in Los Angeles, California and had operated since 1936 and served approximately 3,000 customers in the western United States.

                  The Company had been notified separately by FRL and Stardust that each was going to be sold and that the Company should consider making an offer. The Company, considering the effect of a sale of FLR and/or Stardust to third parties, possibly competitors, became concerned that their respective acquisitions by third parties would have a negative impact on the Company's sales. The Company felt that FLR and Stardust had the experience and capability to distribute the Company's products to smaller customers, which the Company, as a manufacturer, found difficult to serve as efficiently. The Company determined that the creation of this network would be of great benefit by bringing Pluma closer to the ultimate consumer and allowing the Company to sell directly to retail customers which had largely been inaccessible in the past except through wholesale distributors. Pluma also contemplated the continuation of the ability to service other wholesale distributors not owned by the Company.

         C.       EVENTS LEADING TO THE CHAPTER 11 FILING.
                  ----------------------------------------

                  Pluma's financial difficulties began in the second quarter of fiscal year 1997 when a reconfiguration of certain of the Company's textile operations caused sales and earnings to fall short of expectations. This reconfiguration involved the relocation of the knitting, greige fabrics, and cutting departments in Eden, North Carolina and resulted in delays in production and the shipment of orders. During the third quarter of 1997, the Company continued to feel the negative impact of the reconfiguration and also experienced product quality issues due to changes in manufacturing processes and defective yarn. As a result of these events, the Company's third quarter 1997 earnings fell significantly below expectations.

                   Also, by the beginning of 1997 the Company's management information system was no longer sufficient to service the Company's needs. During 1997, the Company contracted for a new management information system with SAP America, Inc. (SAP). The implementation of the SAP system was protracted and consumed more capital and managerial time than had been anticipated.

                  In the fourth quarter of 1997, Pluma reported a loss due primarily to $2.1 million in expenses associated with the implementation of the new management information system. Throughout 1997, the Company had capitalized these costs; however, in the fourth quarter, it expensed them in accordance with an accounting policy that was released in November 1997. The implementation of the new management information system was intended to improve the Company's production planning, scheduling, distribution, and financial reporting capabilities. The SAP system did not accomplish these objectives. To the contrary, the integration of the new system created substantial problems in each of these areas.

                  In addition to the operational problems described above, Pluma took on additional debt during the fourth quarter of 1997 as a result of the acquisition of the two wholesale distributors referenced above. In December 1997, the Company purchased Stardust and FLR for a total of $51.5 million in cash, including acquisition costs, and the assumption of $16.7 million in liabilities.

                  Over the course of 1998, the Company incurred increasing losses due to market conditions and other factors. Market conditions contributing to the decline in performance included a drop in sale prices related to increased competition and lower than expected sales of fleece products due to a relatively warm winter. In addition, the Company's sales as well as margins suffered from disruptions in production associated with the implementation of the SAP system, including continuous system problems that affected its ability to schedule and produce its products according to customer specifications. As a result, the Company accumulated excess inventory of certain types of products, while at the same time losing sales because it could not timely manufacture other types of products ordered by its customers.

                  A temporary supply disruption to Stardust and FLR in 1988 also contributed to lost sales and the build-up of inventory. Two third party manufacturers, who in 1997 had supplied over 50% of Stardust's inventory and a significant portion of FLR's inventory, ceased shipping product to the two distributors in early 1998. These manufacturers did not resume shipments until mid-year 1998. During the supply disruption to the distributors, Pluma attempted to manufacture product for its distributors internally and/or acquire product from alternate sources. This unexpected demand on the Company's manufacturing facilities resulted in delayed production and missed orders for other customers.

                  Another outcome of the supply disruption was the Company's accelerated effort to obtain product from Latin American manufacturers. During 1998, Pluma aggressively sought arrangements with Latin American manufacturers; however, it did not realize the full benefit of these relationships due to quality problems and the failure of these manufacturers to provide product in a timely manner.

                  By the Spring of 1998, the Company's operational performance and attendant lack of earnings were of great concern to the Company's Board of Directors. During that period two additional outside directors were added to the Board and a review of the adequacy of the Company's management structure and a preliminary analysis of the SAP system were undertaken.

                  During this difficult period, the Company closed a new credit facility (the "Credit Agreement") in the amount of $115 million with NationsBank, N.A., Crestar Bank, Fleet Bank, N.A., Suntrust Bank Atlanta and Centura Bank (the "Bank Group"). In June of 1998, two months after the loan closing, the Company violated certain financial and performance covenants and became in default under the Credit Agreement. Subsequent to this default, the Bank Group agreed to a number of short-term amendments and waivers to the Credit Agreement. On November 16, 1998, the Bank Group and the Company entered into a Forbearance Agreement, pursuant to which the Bank Group agreed to forbear from exercising its rights and remedies as set forth in the Credit Agreement. The Forbearance Agreement was generally amended in 30-day intervals, until March 31, 1999, when the Bank Group agreed to extend and modify the Credit Agreement until September 30, 1999. On April 15, 1999, the Bank Group agreed to an additional amendment to the Credit Agreement. This amendment provided a cure period for an interest payment default until June 11, 1999.

                  As a part of its negotiations with its Bank Group, the Company was required to retain various consultants to assist in the development and implementation of a strategic business plan and in the management of the Company's operations. This was at a period of time when the Company was operating under the strain of severe cash shortages. Business plans were prepared but the Company's acute shortage of cash made their implementation difficult. During the fourth quarter of 1998 and first quarter of 1999, the Company implemented a number of initiatives in order to remain operationally viable. These initiatives included the expedited liquidation of a significant amount of inventory, the closure of certain domestic manufacturing and distribution operations, and a substantial reduction in employees.

                  In October 1998, Pluma announced an eleven percent reduction in salaried and hourly indirect labor positions. In January 1999, the Company announced the consolidation of its sewing plant in Eden, North Carolina into existing facilities, the anticipated closing of its sewing facility in Rocky Mount, Virginia and the closing of six outlet stores, and twenty-five percent and nineteen percent reductions in its indirect and direct labor pools, respectively. In March 1999, the Company announced the elimination of one hundred thirty-five more positions and its intention to close the operations of FLR. The decision to close FLR came after the Company was unsuccessful in its efforts to locate a buyer for FLR. Early in the second quarter of 1999, the Company announced further cost cutting measures, including the closing of facilities in Altavista and Chatham, Virginia and the planned sale of its sales office in Martinsville, Virginia.

                  The Company also implemented changes to its senior management team. On January 31, 1999, Ronald A. Norelli, Vice Chairman and an outside member of the Board of Directors, was appointed as Pluma's interim Chief Executive Officer. Shortly thereafter, the Company's President and former Chief Executive Officer announced his resignation. On March 8, 1999, the Company put in place a new Chief Financial Officer, William H. Watts, and on May 10, 1999, it appointed John D. Wigodsky as its permanent President and Chief Executive Officer.

                  Despite Pluma's continuing efforts to reduce costs, the Company was unable to resolve its liquidity shortfall. In the second quarter of 1999, tighter supplier restrictions, the erosion of the Company's borrowing base due to certain uncollectible accounts receivable of FLR, and the bankruptcy of a major customer exacerbated an already severe cash crisis. On May 14, 1999, the Company filed its petition under Chapter 11 of the United States Bankruptcy Code.

         D.       BUSINESS LOCATIONS AND PROPERTY.
                  --------------------------------

                  As of the Petition Date, all of the Company's facilities were located in North Carolina, California, Virginia and Wisconsin. All of the Company's buildings are well maintained and several of its facilities have been expanded since operations were commenced in 1987. All of the facilities owned by the Company are encumbered by deeds of trust in favor of the Bank Group. The principal facilities summarized below are those facilities utilized by the Company in 1998. The Company consolidated certain of its operations in 1999 and any changes occurring prior to March 26, 1999 are footnoted. The location, approximate size, owned or leased status, year in which operations commenced and use of the Company's principal facilities are summarized in the following table:




       LOCATION             SQUARE FOOTAGE            OWNERSHIP        OPERATIONS COMMENCED            USE
------------------------ ---------------------- ---------------------- ---------------------- ----------------------


Eden, NC                         170,900                  Owned                   1987        Executive offices,
                                                                                              dyeing, finishing
                                                                                              and cutting

Eden, NC                         139,169                  Owned                   1993        Knitting and yarn
                                                                                              storage

Eden, NC                          20,600                  Leased                  1996(1)     Outlet Store

Eden, NC                          18,000                  Leased                  1987(2)     Sewing

Martinsville, VA                 198,000                  Leased                  1996        Distribution and
                                                                                              warehouse

Martinsville, VA                 181,600                  Leased                  1988        Distribution,
                                                                                              packaging and
                                                                                              warehouse

Martinsville, VA                  83,200                  Leased                  1994(7)     Distribution,
                                                                                              packaging and
                                                                                              management
                                                                                              information systems

Martinsville, VA                  43,900                  Owned                   1988        Sewing


Martinsville, VA                  15,600                  Leased                  1992(3)     Storage


Martinsville, VA                  11,500                  Leased                  1997(1)     Product

Martinsville, VA                   8,300                  Owned                   1997        Marketing and sales
                                                                                              office and some
                                                                                              executive offices

Rocky Mount, VA                   82,000                  Owned                   1995(4)     Sewing

Chatham, VA                       52,000                  Owned                   1990        Sewing

Vesta, VA                         24,000                  Owned                   1994(5)     Sewing


Altavista, VA                      2,200                  Leased                  1997(1)     Outlet store

Los Angeles, CA                  139,500                  Leased                  1997(6)     Distributor


Verona, WI                        63,000                  Owned                   1997        Distributor



(1) In December 1998, the Company made the decision to close the factory outlet locations. The Eden Factory Outlet lease terminated December 31, 1998. The Martinsville Factory Outlet lease ended March 20, 1999. Product Development, once housed at this same location, was relocated to the Company's main facility in Eden, NC. The Altavista Factory outlet closed January 31, 1999.

(2) The Company leased this facility to perform sewing operations from 1987 through 1993 and subsequently executed a new lease for this facility in December 1996. Sewing operations ceased in this facility in January 1999 and it is currently used for storage.

(3)      This lease terminated February 12, 1999.

(4) Sewing operations ceased at this facility in April 1999 and the Company sold this property by an absolute auction in August of 1999.

(5)      The Company exercised its option to purchase this property in October
         1997.

(6) The Company began the process of closing this facility in March 1999. The lease for this facility was rejected by order of the Bankruptcy Court on June 23, 1999.

(7) The pre-assembly, packaging and distribution operations at this facility were consolidated into the Company's other existing facilities in March 1999. The Company entered a new lease effective March 31, 1999 to lease 1,116 square feet of this same facility to house some of its Management Information Systems.


                 [THE REST OF THIS PAGE IS INTENTIONALLY BLANK]

                                      III.

                          OPERATIONS DURING CHAPTER 11

          A.  APPOINTMENT OF COMMITTEES AND RETENTION OF PROFESSIONALS.
              ---------------------------------------------------------

                  The Company, with Court approval, engaged Allman Spry Leggett & Crumpler, P.A. to serve as its general counsel in connection with the Chapter 11 case. With Court approval, the Debtor also engaged the services of PricewaterhouseCoopers as its financial advisors and consultants and Deloitte & Touche as its certified public accounting firm.

                  During the early stages of this case an Unsecured Creditors Committee was appointed pursuant to Section 1102. The Committee, with Court approval, engaged the services of Blair Conaway Bograd & Martin, P.A. of Charlotte, North Carolina to represent it in this case. In addition the Court authorized the Committee to engage the services of Arthur Andersen, LLP to serve as the Committee's financial consultants and to perform certain investigatory functions to assist the Committee in performing its duties and responsibilities.

         B.       SIGNIFICANT POST-PETITION EVENTS.

                  During the course of this Chapter 11 case a number of events occurred which were of significance. These are summarized as follows:

                  1. CASH COLLATERAL. The Bankruptcy Code prohibits a Debtor from using cash collateral without the consent of the secured creditor or an order of the Bankruptcy Court. The Company would have been unable to continue its operations without the use of proceeds from the collection of its accounts receivable which were pledged to the Bank Group and which constitute the Bank Group's cash collateral.

               Contemporaneously with the filing of its bankruptcy petition, the Company filed a motion seeking authority to use cash collateral in the ordinary course of its business and the Company proposed to adequately protect the Bank Group's interests by granting to the Bank Group a replacement lien on post-petition assets to the extent cash collateral was consumed in the Company's operations. On May 17, 1999 the Bank Group and the Company reached an agreement on the Company's use of the Bank Group's cash collateral and an order approving the agreement was entered by the Court on a preliminary basis. A final hearing was scheduled for early June. The Court order approving the Company's use of cash collateral contained an operational budget and required the Company to maintain certain levels of accounts receivable and inventory (the "Borrowing Base"). From the beginning the Company experienced difficulty in complying with the Borrowing Base restrictions in the cash collateral order. Faster than anticipated collection of accounts, write downs of inventory to appropriate levels to reflect the lower of cost or market and the aging of existing accounts receivable created a continual erosion of the Borrowing Base and made compliance with the cash collateral order difficult for the Company.

                  2. DIP FINANCING. At the time of its Chapter 11 filing it was anticipated that the Company would need additional financing in order to sustain its operations during the Chapter 11 case. Negotiations with the Bank Group concerning the availability of a Debtor-In- Possession financing facility (the "DIP Facility") were initiated and remained ongoing from the inception of the case. On June 21, 1999 the Company and the Bank Group agreed to a $3.0 million short-term DIP Facility and a motion to approve and authorize such facility was filed with the Court. On June 23, 1999 an interim order was entered approving the DIP Facility and authorizing the Company to borrow up to $2.0 million on an interim, emergency basis. Following the entry of this order the Company borrowed $1.5 million, thereby relieving an immediate cash crisis. On July 9, 1999 a final order was entered authorizing the DIP Facility. By its terms, however, the DIP Facility expired on August 27, 1999 and all amounts borrowed under the Facility were repaid on that date.

               The failure of the Company to obtain a longer term DIP Facility adversely affected its ability to obtain trade credit from its suppliers. Perhaps more importantly, the Company's customers, concerned about the Company's operational viability given its lack of financing, were reluctant to submit orders for future sales. As a result, without having a sufficient number of booked sales, the Company's ability to obtain exit financing in amounts necessary to fund a reorganization plan vanished.

                  3. PAYMENT OF NON-DOMESTIC CONTRACTORS. Prior to its Chapter 11 filing, the Company maintained strategic business alliances with a number of non-domestic contractors. These included shipping and transportation companies, contractors that improved or enhanced inventory received from the Company, and companies that manufactured finished goods for the Debtor for resale to the Debtor's customers.

                           On the Petition Date a significant amount of the Company's inventory, in varying stages of completion, was located in Honduras and Mexico. The return of these goods to the Debtor in the United States virtually stopped with the Debtor's bankruptcy filing. Shipping and transportation companies would not allow the goods to cross the border into the United States without payment of outstanding pre-petition amounts. Similarly, contractors refused further work or deliveries until their pre-petition indebtedness was paid. The failure to maintain and preserve its relationships with its foreign contractors was potentially fatal to the Company's ability to continue in business.

                           On May 21, 1999 the Company filed a motion for authority to pay non-domestic contractors for post-petition receipt of goods in the ordinary course of business and for authority to pay certain pre-petition obligations due non-domestic contractors in order to preserve the ability of the Debtor to conduct business outside the United States. An expedited hearing was scheduled and notice of the hearing was served on parties in interest. On May 27, 1999, following a hearing on notice, an order granting the Debtor authority to pay certain non-domestic contractors and shippers to preserve the ability of the Debtor to conduct business outside the United States was entered by the Court. As a result of the entry of this order, the Debtor's goods again began to flow across the border and the Company's business was able to continue. Had these payments not been made, the Company believes that the losses it would have incurred would have been substantially greater than the amounts paid to the non-domestic contractors.

                  4. SALE OF THE STARDUST DIVISION: On July 13, 1999, the Debtor filed its motion seeking authority to sell the assets realized in connection with the operation of its Stardust division. On August 3, 1999, the Court entered an order authorizing the sale of these assets to TAM Acquisition Corp. The sale was consummated and the Debtor received a net payment of $10,437,000.00 for the sale. As a result of the fact that the Debtor had previously announced its intent to sell the Stardust Division, the Debtor's accounting firm wrote off the good will attributable to the Stardust Division which had been reflected on the December 31, 1998 balance sheet. This adjustment, together with significant adjustments for inventory were the two major reasons for the differences in the Debtor's balance sheet as of December 31, 1998 and as of June 30, 1999. See Exhibit A attached hereto.

                  5. JULY 1999 PROFIT.In July, 1999 the measures previously implemented by management which reduced overhead and improved plant efficiency resulted in net consolidated income (earnings before interest and taxes) of $335,000. July, 1999 thus became the first profitable month for the Company since early in 1998.

                  6. EXIT FINANCING...From the beginning of this case, the Company made continuous and diligent efforts to secure outside financing in order to fund a Plan of reorganization. Such a plan would have been premised upon the write down of the Bank Group secured claim to a level that could have been retired through new borrowings and perhaps new equity infusion. This approach was mandated by the Bank Group's stated desire to exit from the Credit Facility altogether. Investors were sought as well as new lenders.

               The Debtor's ability to secure an equity investment was made difficult by an its inability to demonstrate a consistent profitability. The Debtor did develop a business plan that projected profitable operations during calendar year 2000. However, the Plan also projected an operational shortfall for the remainder of 1999, for which the company would need sufficient working capital in order to compensate for the projected losses and still remain a viable business concern. Prospective lenders, rightly concerned about the projected losses, insisted that sufficient availability remain on any proposed loan to cover the shortfalls. This requirement, in turn, reduced the amount that would be available for payment to the Bank Group under a plan, thus making reorganization difficult without significant new equity investment in the Company. Although considerable effort was expended in attempts to locate new investors, none were forthcoming. The failure to secure new equity together with the inability to book a sufficient volume of future sales from new or existing customers ultimately proved to be fatal to the Company's ability to continue as a going concern.

                  7. DISCONTINUANCE OF OPERATIONS. Following extended negotiations with the Bank Group concerning financing and after exhausting the prospects of the sale of part or all of the Company as a going concern, the Company, on September 7, 1999, announced its intention to discontinue its operations. Lay offs of Company employees were begun at the end of that week and a plan of orderly liquidation was agreed upon in concept by the Debtor and the Bank Group. In connection with the shutdown, discussions with the Committee also took place, during which the Committee was advised of the Company's status and inviting the Committee's input with respect to a formal Plan of Liquidation.

                                      IV.

                            SUMMARY OF THE PLAN THE
                            -----------------------

FOLLOWING IS A SUMMARY RELATING TO THE PLAN AND SHOULD NOT BE RELIED UPON FOR VOTING PURPOSES. CREDITORS ARE URGED TO READ THE PLAN IN FULL. THE PLAN REPRESENTS A PROPOSED LEGALLY BINDING CONTRACT BY THE COMPANY AND AN INTELLIGENT DECISION CONCERNING SUCH PLAN CANNOT BE MADE WITHOUT AN UNDERSTANDING OF THE PLAN. FURTHERMORE, CERTAIN TERMS ARE USED IN THIS AND THE FOLLOWING PARAGRAPHS, WHICH ARE DEFINED IN THE TEXT OF THE PLAN AND REFERENCE SHOULD BE MADE THERETO FOR A CLEAR UNDERSTANDING OF THE IMPORTANCE OF THESE TERMS.

     A. CLASSIFICATION AND TREATMENT OF CLAIMS.
        ---------------------------------------

                  The Plan divides the Claims into classes, sets forth the treatment afforded to each class, and states whether such class is impaired or unimpaired. A summary of the treatment of the seven classes of Claims in the Plan and one class of Interests is as follows:

                  1. CLASS 1 - ADMINISTRATIVE EXPENSES. Administrative Expenses generally consist of debts incurred in the ordinary course of the Debtor's business and Chapter 11 related costs and expenses and are entitled to be paid in full, in cash, when due. The Debtor's Plan proposes such treatment and sufficient funds will remain on hand to fund the Liquidation Budget, a tentative draft of which is attached hereto as Exhibit C, which may be modified from time to time with the consent of the Bank Group. Administrative Expense claims are not impaired.

                  2. CLASS 2 - WAGE AND BENEFIT CLAIMS. All Wage and Benefit Claims will be paid in full from the Creditors' Fund, in cash on the later of the Effective Date or the date which is twenty (20) business days after the date on which the Employee Wage or Benefit Claim becomes an Allowed Claim. To the extent that any such Allowed Claims exist, Pluma believes that they will not be significant.

                  3. CLASS 3 - TAX CLAIMS. Allowed Tax Claims secured by liens on real estate shall be paid in full in cash upon the sale of such real estate or within twelve (12) months following the Effective Date, whichever first occurs. To the extent other Tax Claims exist, they shall be paid in full from the Creditors' Fund within thirty (30) days after such claim becomes Allowed.

                  4. CLASS 4 - SECURED CLAIM OF GASTON DYE AND FINISHING COMPANY. This Class 4 Claim is secured by a lien on certain equipment owned by the Debtor. The Debtor will abandon the collateral to the Class 4 Creditor in full satisfaction of the Class 4 Claim and this creditor shall have a right to assert any deficiency claim as a Class 6 Claim. Class 4 is impaired.

                  5. CLASS 5 - SECURED CLAIM OF THE BANK GROUP. This Class consists of the pre-petition Secured Claim of the Bank Group, which is impaired. The Bank Group, after the funding of the Carve Out and the Liquidation Budget shall receive all of the Net Proceeds from the post-petition realization, sale or disposition of Estate Property on which the Bank Group holds a perfected lien. Payment to the Class 5 Creditor shall be limited to distributions from realizations on assets which serve as collateral for the Bank Group's Allowed Secured Claim. The Bank Group deficiency claim shall be a Class 7 Unsecured Claim.

                  6. CLASS 6 - GENERAL UNSECURED CLAIMS. Class 6 shall consist of the Allowed Claims of General Unsecured Creditors, exclusive of the Bank Group deficiency claim. Class 6 Claims are impaired. Class 6 Creditors shall receive pro rata distributions from the Creditors' Fund, as provided in Article IV of the Plan, until all Estate assets have been fully liquidated and the proceeds distributed to Creditors, or until their respective Claims shall have been paid in full, whichever first occurs.

                  7. CLASS 7 - BANK GROUP DEFICIENCY CLAIM. Class 7 shall consist of the unsecured deficiency claim of the Bank Group. The Class 7 Claim is impaired. The Class 7 Claim will share, pro rata, with Class 6 Creditors on all distributions from the Creditors' Fund exclusive of and after taking account of distributions resulting from the Carve Out and the recovery of Preference Claims. For distribution and voting purposes, the Bank Group deficiency claim shall be deemed Allowed in the amount of $50.0 million.

                  8. CLASS 8 - SHAREHOLDERS. Class 8 shall consist of the holders of the Stock of Pluma, Inc. Class 8 Interests are impaired. Shareholders shall retain their respective equity interests and shall be entitled to pro-rata distributions from the Creditors' Fund after all Allowed Creditor Claims have been paid in full and discharged. The Company anticipates that it is extremely unlikely that all Creditor Claims will be paid in full and therefore no distribution is expected to be made to shareholders of the Debtor.

                                       V.

                           IMPLEMENTATION OF THE PLAN
                           --------------------------

         A. GENERALLY. The Plan serves as the mechanism for the orderly liquidation of all Estate Property in Pluma's bankruptcy case and provides for the distribution of funds realized through the liquidation process to Creditors. It does not appear that sufficient funds will be realized from the liquidation to satisfy all Creditor Claims in full. Accordingly, the Plan provides for distribution to shareholders of Pluma only after all Creditor Claims have been satisfied. While the Debtor expects that the sale of the Debtor's real property and tangible personal property will be accomplished within six months following Confirmation, the final distribution to Creditors will need to await the conclusion of any litigation by or against the Debtor and the Debtor's Estate. The Plan does provide a mechanism, however, for an interim distribution to Unsecured Creditors, if circumstances warrant.

         B. ASSET SALES. With respect to the sale of assets following Confirmation, the following procedures shall apply:

                  1. SALES OF PERSONAL PROPERTY. In winding down its business operations, the Debtor may continue to sell inventory in the ordinary course of its business. The Debtor, with the consent of the Bank Group Representative, shall be free to consummate sales of personal property subject to the Bank Group's lien, outside the ordinary course of its business without further notice, hearing or Court order. Further, with the consent of the Bank Group Representative, the Debtor may engage, as necessary or desirable, one or more auctioneers, brokers or sales agents, upon three business days notice to the Bankruptcy Administrator, which notice shall disclose the proposed agent's contacts with the Debtor, the compensation to be paid to such agent and whether such agent has agreed to share its compensation with any other party. Unless objection is raised in writing by the Bankruptcy Administrator and received by the Debtor within three business days, such agent's engagement shall be deemed approved without the need for formal application, notice or hearing. If written objection is received by the Debtor, and not subsequently waived, the terms and conditions of any such employment shall be subject to approval of the Court.

                  2. SALES OF REAL PROPERTY. The Debtor shall be authorized to sell real property with the express written consent of the Bank Group or upon entry of a specific Court order authorizing the sale. In the event the Bank Group agrees in writing to the specific terms of a proposed real estate sale, as evidenced by the signature of its attorney, such sale shall be deemed to be authorized by and made pursuant to the Plan. Although so authorized, the Court will retain jurisdiction to enter an order in aid of consummation, upon such terms as the Court deems appropriate, to facilitate such sale. With the consent of the Bank Group, the Debtor may engage, as necessary or desirable, one or more auctioneers, brokers or sales agents, upon three business days notice to the Bankruptcy Administrator, which notice shall disclose the agent's contacts with the Debtor, the compensation paid such agent and whether such agent has agreed to share its compensation with any other party. Unless written objection is received by the Debtor from the Bankruptcy Administrator within three business days after such notice, such agent's engagement shall be deemed approved. If written objection is received by the Debtor, and not subsequently waived, the terms and conditions of any such employment shall be subject to approval of the Court.

         C. CAUSES OF ACTION.

                  1. PREFERENCE CLAIMS. Within sixty (60) days following the Effective Date, the Debtor shall prepare and make available to the Committee an analysis of all potential Preference Claims. This analysis shall include information sufficient to determine, with respect to each Creditor, and to the best of the Debtor's knowledge, the preferential payments made to such Creditor and the extent to which new value was received by the Debtor subsequent to the payment in question. Committee professionals may critically review the Debtor's analysis and undertake independent efforts to determine its accuracy. The Debtor will make available to the Committee those employees and professionals primarily responsible for the analysis and the

         Debtor shall provide, as requested, reasonable assistance to the Committee in the verification process. After the Committee has had a reasonable opportunity to verify the accuracy of the Debtor's analysis, the Debtor shall, in due course, extend to each Creditor which has received an alleged preferential transfer of $2,500.00 or more, a written notice which shall contain the following:

                  (a) Notice of the amount of the Preference Claim and a particular description of the basis therefor;

                  (b) A request that the Creditor provide the Debtor with information in writing which would constitute a complete or partial defense to the Preference Claim asserted;

                  (c) Notice that the Creditor may elect to settle and fully compromise the alleged Preference Claim by the payment of sixty percent (60%) of the amount of such claim and that such settlement offer will remain open until the later of thirty days (30) days following the date of said notice or the date an adversary proceeding is filed seeking recovery of the preferential payment.

                  (d) The Notice will provide that if the election to settle is made by a Creditor, that Creditor will not be entitled to increase the amount of its Allowed Unsecured Claim by the amount paid in settlement; and

                  (e) The notice will constitute a formal demand for payment, and that upon the filing of an adversary proceeding to recover the preference, the Debtor will seek to recover interest from the date of the demand.

                  In the event the Creditor alleged to have received a Preference is an Insider, the Notice described above shall be issued by the Committee.

                  In the event an adversary proceeding is instituted to recover a Preference Claim, any proposed settlement shall be approved only in accordance with the provisions of Bankruptcy Rule 9019.

                  The prosecution of Preference Claims against non-Insider Creditors shall be the responsibility of the Debtor.

                  All proceeds derived from the prosecution of Preference Claims shall be deposited in the Creditors' Fund, but will be separately accounted for so that no portion of those proceeds will be paid to the Class 7 Creditor.

         D. RECOVERY ACTIONS. All Recovery Actions, other than Preference Claims against non-Insiders, may be prosecuted on behalf of the Debtor by the Committee. The Committee shall also have the responsibility of prosecuting Preference Claims against Insiders in accordance with the procedures outlined in Paragraph V(C)(i) above.

         E. FUNDING.
                  1. LIQUIDATION BUDGET. Prior to the Confirmation hearing, the Debtor shall submit a Liquidation Budget which shall be made a part of the Plan. The Liquidation Budget shall describe in reasonable detail all anticipated costs and expenses involved in the sale of Estate Property, including professional fees and expenses of the Debtor other than fees and expenses which may be attributable to the litigation of Recovery Actions. Upon the Effective Date sufficient funds will be held in the DIP account to fund the Liquidation Budget. The Liquidation Budget shall be subject to modification from time to time, as circumstances dictate, with the consent of the Bank Group. If the Liquidation Budget does not appear sufficient to cover all reasonable costs and expenses involved in the orderly liquidation of Estate Property and final administration of this Bankruptcy Case, the Court may, after notice and hearing, approve additions to the Budget and appropriate procedures for funding such additions from the Net Proceeds of Asset Sales (up to a maximum of $450,000, provided such additional charge to the Bank Group is fair and equitable) or the Creditors' Fund.

                  2. COMMITTEE EXPENSE FUND. For the purpose of defraying the Post-Confirmation expenses of the Committee, a separate interest bearing account will be established and maintained by the Debtor into which the sum of $50,000 will be deposited on the Effective Date. This fund will be drawn against to pay expenses of the Committee for professional fees as are approved by the Court.

                  3. CREDITORS' FUND. On the Effective Date the Creditors' Fund will be established and maintained by the Debtor. The Creditors' Fund will be funded from time to time by the following:

                  (a) The Carve Out (which amount shall be deposited in the Creditors' Fund on the Effective Date);

                  (b) Net proceeds from the sale of assets not encumbered by liens; and

                  (c)      The proceeds of Recovery Actions.

         The Creditors' Fund will be utilized primarily for the purpose of making distributions to Classes 6, 7 and, if applicable, 8. In addition, the Creditors' Fund will serve as the source of payment of that portion of professional fees and expenses incurred by the Debtor post-confirmation with respect to Preference Claims and may serve as the source of payment of other professional fees and expenses of the Debtor as provided below. The Creditors' Fund will also serve as the source of payment of approved fees and expenses of Committee professionals attributable to the pursuit of Recovery Actions, other than non-Insider preference claims, after the Committee Expense Fund has been depleted. The Creditors' Fund may be used for the purpose of paying Administrative Expenses only upon Court order entered after a determination that the use of such funds is necessary and fair in order to ensure the payment of such costs and expenses.

         F. DISTRIBUTIONS.
            --------------

                  1. ADMINISTRATIVE EXPENSES. On the Effective Date all Administrative Expenses will be paid in full from cash retained by the Debtor in the DIP account. The fees and expenses of court approved professionals rendering services pre-confirmation shall be paid from funds maintained in the DIP account, if within the parameters of the Liquidation Budget. If outside the parameters of the Liquidation Budget, said fees and expenses will be paid from the Creditors' Fund. In any event, such fees and expenses shall be paid only upon entry of an appropriate Court order approving same.

                  2. POST-CONFIRMATION COSTS AND EXPENSES. Following Confirmation, the costs and expenses of administering the Estate, as set forth in the Liquidation Budget, will be paid when due from funds maintained by the Debtor or, in the case of professionals, in accordance with applicable orders and procedures then in effect for the payment of professional fees. It is the express purpose and intent of the Plan that all reasonable costs and expenses of administering this case shall be paid and appropriate provisions for such payment be made prior to any distribution to Creditors from the Creditors' Fund.

                  3. SECURED TAX CLAIMS. Secured Tax Claims will be paid in full in cash upon the sale of the property securing the Claim or within twelve (12) months following the Effective Date, whichever occurs first.

                  4. PRIORITY UNSECURED CLAIMS. The Debtor has scheduled a small amount of priority employee related Claims which, if determined and allowed, will be paid in full in cash from the Creditors' Fund on the Effective Date. The Debtor is unaware of any pre-petition unsecured Tax Claims. If any such Claim is determined and allowed, such taxing authority will receive full payment prior to any distribution to general Unsecured Creditors in Class 6 or the Bank Group deficiency claim in Class 7.

                  5. BANK GROUP SECURED CLAIM. On the Effective Date all funds held by the Debtor in excess of the Liquidation Budget and the Carve Out shall be paid to the Bank Group in partial satisfaction of its Allowed Secured Claim. Thereafter, all Net Proceeds from the realization, liquidation or sale of Estate Property which serves as the Bank Group's collateral will be paid to the Bank Group.

                  6. UNSECURED CREDITOR CLAIMS. Unsecured Creditors (Classes 6 and 7) will receive pro rata distributions from the Creditors' Fund upon entry of an order authorizing and approving the distribution after the Final Claims Resolution Order has been entered, provided however, that Class 7 shall not participate in the pro rata distributions of the Net Proceeds derived from Preference Claims. Earlier distributions to these Unsecured Creditors will occur only upon Court order issued after notice and hearing. The Debtor, Bank Group and Committee each shall have standing to file a motion seeking authorization for earlier, partial distributions.

                  7. SHAREHOLDER INTERESTS. After all Creditors have been paid in full, including the Bank Group on its deficiency claim and general Unsecured Creditor Claims, any funds remaining will be distributed to the shareholders of the Debtor in accordance with their percentage of stock ownership in the Debtor.

G. ASSUMPTION AND REJECTION OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES.
   ----------------------------------------------------------------------

         Other than the Debtor's contract with Trigon Blue Cross Blue Shield relating to claims administration and excess risk concerning the Debtor's employee health insurance plan for 1999, all executory contracts which have not previously been rejected by order of the Court or which are not the subject of a pending motion to assume or reject as of the Confirmation Date, shall be deemed rejected on the Effective Date.

         H.     DISCHARGE OF DEBTOR AND BANK GROUP RELEASE.
                ------------------------------------------

         Pursuant to Section 1141(d)(3)(A), Confirmation of the Plan shall not effect a discharge of the Debtor's liabilities. The Plan does provide that, in consideration of the Carve Out and the funding of the Liquidation Budget, Confirmation of the Plan shall have the effect of fully and forever discharging the members of the Bank Group and their respective officers, directors, shareholders, employees, agents and others from any and all claims, losses, liabilities, demands, actions or causes of action of any kind or character that the Debtor or the Estate may have against the Bank Group.

         I.       RETENTION OF JURISDICTION.
                  --------------------------

         The Plan provides that the Bankruptcy Court will retain jurisdiction over the business and assets of the Debtor until all Estate Property is liquidated and the proceeds distributed in full. In other words, the Court shall retain jurisdiction to the same extent and in the same manner as jurisdiction existed prior to Confirmation of the Plan.

         J.       CANCELLATION OF CORPORATE CHARTER.
                  ----------------------------------

         Upon entry of an appropriate order by the Court approving the final distribution to Creditors and the Final Report filed by the Debtor, the corporate charter of the Debtor shall be canceled.
                                       VI.
                     CONFIRMATION AND CONSUMMATION PROCEDURE
                     ---------------------------------------

         On September 13, 1999, the Debtor filed a Motion seeking an order providing for an expedited confirmation process which would include conditional approval of the Disclosure Statement. Since the Plan contemplates a full liquidation of the assets of the Debtor and contains provisions for distributions to Creditors which are relatively uncomplicated, it was the opinion of the Debtor that the time periods generally applicable in the confirmation process, which could extend beyond sixty (60) days, could be considerably shortened. Moreover, Section 105(d)(2)(B)(vi) indicates that the Court may hold a hearing on the approval of the Disclosure Statement which can be combined with the hearing on the Confirmation of the Plan. The Debtor's Motion for an expedited confirmation process, which will be heard on September 30, 1999, requests that the Court conditionally approve the Disclosure Statement and permit the submission of the Disclosure Statement and the Plan of Reorganization to the Creditors and shareholders of the Debtor for voting. At a Confirmation hearing to be established by order of the Court, the Court would consider not only the adequacy of the Disclosure Statement, but also the
Confirmation of the Plan. ....In order to be approved, the Disclosure Statement must contain "adequate information" which means information of a kind, and in sufficient detail, as far as reasonably practicable in light of the nature and history of the Company and the condition of the Company's books and records, that would enable a hypothetical reasonable investor typical of holders of Claims or Interests of the relevant class to make an informed judgment about the Plan.

          The order approving the Disclosure Statement, conditionally or otherwise, will also establish the date of the Confirmation hearing and will establish a deadline for the filing of objections to Confirmation of the Plan.

         Generally, all impaired Creditors and Interest Holders have the right to vote on the Plan. In this case, the following classes are entitled to vote on the Plan: Class 4 -- Gaston County Dye and Finishing Secured Claims; Class 5 -- Secured Claim of Bank Group; Class 6 -- General Unsecured Claims; Class 7 -- Bank Group Deficiency Claim; and Class 8-- Shareholders. All other classes of Claims are treated by the Company as unimpaired. Holders of Impaired Claims shall be entitled to vote if:

                  A. Such Claim has been timely filed against the Debtor in a liquidated amount regardless of whether the Claim is the subject of an objection filed by the Debtor. The Claim shall be allowed solely for the purpose of voting on the Plan in the amount in which the Claim has been filed or in such other amount as may be agreed upon by the holder of such Claim and the Debtor;

                  B. Such Claim has been listed on the Debtor's schedules other than as contingent, unliquidated or disputed and as to which no proof of claim has been filed, such Claim shall be allowed, solely for the purpose of voting on the Plan in the amount in which such Claim has been listed on the Debtor's schedules or as may be agreed upon by the holder of such Claim and the Debtor;

                  C. Such Claim has been filed in an undetermined amount, in which case the claimant shall not be entitled to vote unless the Debtor and the holder of the Claim agree on an amount for voting purposes or the Court enters an order determining the amount of the Claim that the Creditor may vote;

                  D. Such Claim has been adjusted or reconciled for post petition credits, in which case it shall be allowed for voting purposes in a reduced amount consistent with such reconciliation after full adjustment. In the event of a dispute over the remaining portion of the Claim, subparagraph A will control;

                  E. Any entity holding a duplicate Claim shall be allowed to vote only one Claim.


         The requirements for Confirmation of the Plan are set forth in Section 1129 and will not be repeated verbatim here. A class of Claims is deemed to have accepted the Plan if the Plan is accepted by Creditors who hold at least two-thirds in dollar amount and more than one-half in number of the Allowed Claims of such class which actually vote for acceptance or rejection of the Plan. The class of Interests is deemed to have accepted the Plan if the Plan is accepted by shareholders of the Debtor who hold at least two-thirds shares voting for acceptance or rejection of the Plan. In the event a class votes to reject the Plan, the Court cannot confirm the Plan unless it determines that, with respect to the rejecting class, the Plan treatment is fair and equitable as defined in Section 1129.

                                       VII

                              LIQUIDATION ANALYSIS
                              --------------------

         The following is a comparative analysis of the advantages and disadvantages of liquidating Pluma pursuant to a confirmed Chapter 11 Liquidation plan as opposed to the conversion of this Chapter 11 case to a case under Chapter 7 and the resulting liquidation of assets and administration of the Estate through a Chapter 7 case.

         A.       REALIZATION OF VALUE.
                  --------------------

                  1. CHAPTER 11. This Chapter 11 Liquidation Plan envisions an orderly Liquidation of the Debtor's assets with the objective of maximizing the value of the Estate. The Liquidation Plan provides for a run out of the Debtor's existing work in process and a conversion of the work in process to finished goods so that the goods can be shipped to fill existing orders. By doing so the Debtor expects to maximize the value of its inventory, since work in process would have virtually no value on the open market. Similarly, the Debtor is negotiating with existing customers for the sale of large portions of the Debtor's existing inventory at favorable prices. Hand in hand with the conversion of work in process to finished goods, and the resulting sale to existing customers is the resolution of outstanding accounts receivable. In order to achieve these goals, the Liquidation Plan provides retention incentives for certain officers and employees of the Debtor which are set forth in the footnote to Exhibit B and on Exhibit F, attached hereto. These incentives are provided for in the Liquidation Budget and funded by the Bank Group.

         The following chart represents expected recoveries under a Chapter 11 orderly liquidation versus a forced liquidation under Chapter 7. As the chart demonstrates, the Debtor projects that recoveries on inventory and accounts receivable will be at least $11.0 million greater through a Chapter 11 liquidation. Significant differences also exist in the value of real estate as the sale of such property over time can reasonably be expected to bring more than through an immediate forced sale.

                                                                                Chapter 11       Chapter 7
Assets   (in 000's)                                                             Liquidation      Liquidation
Sales Consummated Prior to September 24, 1999
                           Stardust Sale                                        10,437           10,437
                           Rocky Mount
                           Real Estate and Equipment                             1,173            1,173
                                                                                ------           ------
                           TOTAL                                                11,610           11,610
 ...................................................................................................................
Remaining Real Estate
                           Altavista                                                 126              126
                           Chatham Sewing                                            805              805
                           Beaver Creek                                              675              675
                           Eden Main                                               2,990            2,000
                           Eden Knitting                                           2,623            1,500
                           Martinsville Sewing                                       683              683
                           Vesta                                                     280              280
                                                                                     ---              ---
                           TOTAL                                                   8,182            6,069

Remaining Equipment
                           Altavista                                                  51               51
                           Beaver Creek
                           Chatham Sewing                                            192              192
                           Eden Main                                               2,104            1,400
                           Eden Knitting                                             457              300
                           Eden Sewing                                                61               61
                           Martinsville Dist. Ctr.                                   240              240
                           Martinsville Sewing                                       219              219
                           Vesta                                                     129              129
                                                                                     ---              ---
                           TOTAL                                                   3,453            2,592
Accounts
Receivable (9/10/99) TOTAL                                                         8,528            5,482
Inventory (9/10/99)        TOTAL                                                  16,825            8,868
                                                                                 -------            -----

GROSS RECOVERY                                                                    36,988           23,011
Cash on Hand (9/16/99)                                                            11,237           11,237
GROSS AVAILABLE                                                                   48,225           34,248

Liquidation Expenses and                                                           8,048            2,000
Chapter 11 Admin.                                                                    NA             1,200
 ...................................................................................................................
Net Available for Distribution to
Pre-Petition Creditors (including consummated sales)                            51,787             42,658

                  2. CHAPTER 7 LIQUIDATION. Chapter 7 would appear to have no benefits for Unsecured Creditors. No funds would be initially set aside to benefit Unsecured Creditors. In addition, the Bank Group's $50.0 million unsecured deficiency claim would dwarf all other Unsecured Claims such that, if amounts ultimately came available for distribution to Unsecured Creditors, the Bank Group would receive an estimated seventy-seven percent (77%) of such distributions. Furthermore, virtually all property of the Bankruptcy Estate is encumbered by the pre or post-petition liens granted to the Bank Group. It is clear that the value of all of the Debtor's tangible property and accounts is considerably less than the amount of the Bank Group's Secured Claim. Accordingly, based on procedures now in effect for Chapter 7 cases pending in the Middle District of North Carolina, a Chapter 7 Trustee would not administer the liquidation of the Debtor's tangible property and accounts as the Chapter 7 Estate would have no equity in the property being sold. Either the Bank Group would be granted relief from stay or the property would be abandoned. In either case, the Bank Group would be responsible for liquidating the property outside bankruptcy. However, whether the Bank Group liquidated the property directly, or a Chapter 7 Trustee liquidated the property, considerable value would be lost as the result of the unavoidable forced liquidation of the property. Substantial inventory value would be lost both as the result of a failure to convert work in process to finished goods and the inability of a Chapter 7 Trustee or the Bank Group to utilize the Debtor's existing resources to effectuate ongoing sales. Most likely, an inventory liquidation specialist would be brought in to purchase the inventory in bulk, resulting in substantial losses. Moreover, losses would likely occur in the collection of accounts receivable in that the account Debtor would no longer have an incentive to make an early settlement of its account. In conclusion, it appears clear that considerably more value will be realized from the sale of the Debtor's assets in a Chapter 11 liquidation through a confirmed Plan than would be the case under a Chapter 7 liquidation.

         B. BENEFIT TO CREDITORS.

                  1. CHAPTER 11. Under the Chapter 11 Plan of Liquidation significant benefits are granted to Unsecured Creditors which would not be available under a Chapter 7 Liquidation. The Bank Group has agreed to "carve out" $750,000.00 of Net Proceeds from the sale of its collateral and to pay that amount into the Creditors' Fund which will primarily benefit Unsecured Creditors. The $750,000.00 Carve Out, representing five percent (5%) or more of the anticipated universe of Allowed Unsecured Claims,(2) would not be available in a Chapter 7, as the payment of the Carve Out would not otherwise be required. In addition to the Carve Out, the Bank Group has agreed not to participate in any distribution of Preference Claim recovery proceeds. This is significant in that the Bank Group's deficiency claim, established


-------------------
(2) Based on initial review of unsecured claims scheduled and timely filed, it is anticipated that Class 6 claims would not exceed $14,750,000.000, exclu-sive of rejection claims which might be subsequently filed.

         in the Plan at $50.0 million, represents approximately seventy-seven percent (77%) of the expected total Unsecured Claims debt in the case.

                  2. CHAPTER 7. Chapter 7 would appear to have no increased benefit for Unsecured Creditors. Furthermore, in a Chapter 7 liquidation there would likely be significant unpaid Chapter 11 Administrative Expenses including, most notably, unpaid insurance benefits incurred by the Debtor's employees prior to the conversion of the case but not otherwise paid during the Chapter 11. It is estimated that this amount would be substantial, likely in excess of $1.2 million. In the Liquidation Budget to be used in connection with the Chapter 11 Plan, $1,250,000.00 has been allocated for this particular Administration Expense. Under Chapter 7, Chapter 11 Administrative Expenses are entitled to priority in payment before any distribution is made to General Unsecured Claims. Under a Chapter 7 Liquidation it would thus appear most unlikely that Unsecured Creditors would receive more than a minuscule dividend in the case. Under the Chapter 11 Liquidation Plan, on the other hand, it appears possible that Unsecured Creditors will in fact receive a dividend on their Allowed Claims which could exceed 10%.

         C. BENEFIT TO EMPLOYEES.
            ---------------------

                  1. CHAPTER 11. Under the Chapter 11 Liquidation Plan certain of the Company's employees will continue to work to wind down the Debtor's business, thereby providing significant value in the conversion of inventory to finished goods and the sale of assets. Others will need to remain employed by the Company to furnish assistance in concluding the administration of the case. The Bank Group has agreed to allow what is essentially a charge against its collateral for the funding of the Liquidation Budget in order that money will be available to cover the wind down expenses of the Company.

                  Both before and after the Chapter 11 filing, the Debtor maintained a partially self funded insurance plan with Trigon Blue Cross and Blue Shield ("Trigon"). Under this insurance plan the Debtor was responsible for paying medical claims incurred by its employees and covered under the plan subject to both specific and aggregate stop loss or excess coverage provided by Trigon. Under the insurance plan there exists a natural lag time between the time a claim is incurred and the time it is reported for payment. Under the Chapter 11 Liquidation Plan, the Debtor projects that sufficient funds have been set aside to cover the Debtor's cost for paying the medical claims of its employees not covered by the Trigon stop loss or reinsurance coverage. Finally, under the Chapter 11 Liquidation Plan, there remains the possibility, however remote, that substantial portions of the Debtor's assets might be sold in bulk, thus providing similar employment opportunities for current employees.

                  2. CHAPTER 7. If the case were converted to a Chapter 7, all of the Debtor's remaining employees would immediately be terminated. Similarly, conversion to Chapter 7 would result in the termination of the Debtor's partially self-funded medical insurance reimbursement plan described above. The termination of the plan might give rise to substantial claims of employees for medical bills incurred during the Chapter 11 that remain unpaid at the time of the conversion. Administrative Expenses might be filed by Trigon as well. Because the Estate does not currently have unencumbered assets, it is quite likely that these claims would remain unpaid, in whole or in part. The failure of the Company to honor its obligations under the self funded medical insurance plan could give rise to claims directly against the employees by the medical provider. Accordingly, the interest of the Debtor's employees would be best served through an orderly liquidation pursuant to the Chapter 11 Plan of Liquidation.

         D. EFFICIENCY IN THE ADMINISTRATION OF THE CASE.

         The Chapter 11 Liquidation Plan provides procedures and mechanisms for the disposition of Estate property, the pursuit of Recovery Actions and the compliance with Court reporting requirements. The Plan delegates to the Committee and its professional responsibility to investigate and instigate Recovery Actions, exclusive of Preference Claims against non-insiders, that the Committee deems appropriate. The Debtor's professionals are given the responsibility of administering and overseeing the liquidation of Estate assets, the reconciliation of Creditor Claims and the pursuit of Preference Actions against non-insiders. Because of the familiarity with the Debtor, its operations and personnel, both the Committee and the Debtor are ideally situated to administer the case to a conclusion with their respective responsibilities as outlined above. Under the Chapter 11 Plan all of these matters can coincide with the liquidation of Estate assets such that, absent the institution of significant litigation matters, this case might be brought to an efficient and expeditious conclusion.

Whether professionals engaged by the Committee and the Debtor would charge more or less for their services than a Chapter 7 Trustee, attorney and accountant would charge is perhaps subject to debate. However, all fees of professionals will remain subject to the reasonableness requirement mandated by the Bankruptcy Code and will be subject to approval or disapproval by order of the Court. The Debtor does believe that the liquidation of the Debtor's Estate in a manner agreed upon by all concerned parties, as set forth in the Liquidation Plan, will occur with far greater efficiency than would occur under Chapter 7.

                                      VIII

            PROJECTED CASH DISBURSEMENTS FROM THE LIQUIDATION BUDGET
            --------------------------------------------------------

         The professionals for the Bank Group have performed certain analyses projections with reference to the liquidation process which has resulted in preparation of a document entitled Pluma, Inc. -- Projected Chapter 11 Winddown & Liquidation is attached hereto as Exhibit B. Exhibit B tentatively projects total cash disbursements of $6,800,000.00 and liquidation costs of $1,038,000.00 for total cash expenditures in the liquidation process of $7,838,000.00. The Debtor, on the other hand, has projected total cash disbursements during the course of the liquidation of $8,048,000.00. See Exhibit C. Consequently, there is a variance of less than 3% between the projections of management of the Debtor and the professionals for the Bank Group. Exhibit D attached hereto provides the detail for the salaries, wages and benefits listed on Exhibit C as $3,960,000.00. Exhibit E, attached hereto, itemizes the $365,000.00 estimated for professional fees in Exhibit C.

                                       IX

                       ATTACHMENTS OF SPECIFIC INFORMATION
                       -----------------------------------

Attached to this Disclosure Statement as Exhibits are the following documents:

Exhibit A:        Comparative Balance Sheets reflecting the Debtor's status
                  as of year end 1998 and as of the end of the second quarter
                  1999. The information set forth on this Exhibit is a compilation of the balance sheets which were attached to the Form 10K for the fiscal year ended December 31, 1998 and the Form 10-Q for the quarter ending June 30, 1999, filed with the Securities and Exchange Commission. Specific reference is made to the Form 10-K and Form 10-Q for the information set forth in the footnotes to the respective balance sheets and management's discussion and analysis of financial condition and results of operations.

Exhibit B:        The tentative Liquidation Budget as prepared by The
                  Recovery Group, the Bank Group's financial consultant covering the period from the week ending September 17, 1999 through the week ending December 10, 1999.

Exhibit C:        Debtor's Tentative Projected Summary of Disbursements.

Exhibit D:        Debtor's Projected Salaries, Wages, and Benefits.

Exhibit E:        Debtor's Projected Professional Fees.

Exhibit F:        Employee Stay Incentives/Severance. (see also the footnote on
                  Exhibit B)

Exhibit G:        Debtor's Plan of Liquidation.  [If the Plan is served as a separate document together with this Disclosure Statement, Exhibit G will not be attached.]

                                        X

                                   CONCLUSION
         Based on the foregoing analysis of the Company, its liquidation, and the Plan of Liquidation, the Debtor believes that the best interests of all parties would be served through confirmation of the Plan and the Company's solicits your support thereof.


                 [THE REST OF THIS PAGE IS INTENTIONALLY BLANK]

         Respectfully submitted this the ______ day of September, 1999.

                                            PLUMA, INC.



                           By: ________________________________________________
                               John Wigodsky, President/Chief Executive Officer





--------------------------------------------
R. Bradford Leggett
North Carolina State Bar No. 2697
C. Edwin Allman, III
North Carolina State Bar No. 8625
M. Joseph Allman
North Carolina State Bar No. 13395
Attorneys for Debtor

ALLMAN SPRY LEGGETT & CRUMPLER, P.A.
380 Knollwood Street, Suite 700
Post Office Drawer 5129
Winston-Salem, NC 27113-5129
Telephone: 336/722-2300
Telecopier: 336/722-8720

                                    EXHIBITS